August 28, 2019

Gregory J. Hayes
Chairman, President and Chief Executive Officer
United Technologies Corporation
10 Farm Springs Road
Farmington, CT 06032

       Re: United Technologies Corporation
           Amendment No. 1 to Registration Statement on Form S-4
           Filed August 15, 2019
           File No. 333-232696

Dear Mr. Hayes:

      We have reviewed your amended registration statement and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

       Please respond to this letter by amending your registration statement and providing the requested information. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

       After reviewing any amendment to your registration statement and the information you provide in response to these comments, we may have additional comments. Unless we note otherwise, our references to prior comments are to comments in our August 9, 2019 letter.

Amended Form S-4 Filed August 15, 2019

Certain Projected Synergies, page 117

1. Please revise to explain the difference between gross and net synergies. Gregory J. Hayes
United Technologies Corporation
August 28, 2019
Page 2

        You may contact Patrick Kuhn at 202-551-3308 or Lyn Shenk, Accounting Branch Chief, at 202-551-3380 if you have questions regarding comments on the financial statements and related matters. Please contact John Dana Brown at 202-551-3859 or Laura Nicholson, Special
Counsel, at 202-551-3584 with any other questions.



FirstName LastNameGregory J. Hayes                      Sincerely,
Comapany NameUnited Technologies Corporation
                                                        Division of Corporation
Finance
August 28, 2019 Page 2                                  Office of
Transportation and Leisure
FirstName LastName